SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
15 JUNE 2004
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
NOTICE OF GENERAL MEETING

NOTICE OF GENERAL MEETING
Shareholders and holders of depositary shares are hereby advised that AngloGold Ashanti Limited will hold a general meeting of shareholders as follows:
Date: Tuesday, 29 June 2004;
Venue:
The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa;
Time: 11:00 South African time.
A circular to shareholders dated 11 June 2004 has been posted to all shareholders and beneficial owners of shares and a copy of the circular has been posted on the AngloGold Ashanti website under the following link:
http://www.anglogold.co.za/Reports/GMNotice.htm
15 June 2004
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti  Limited
Date: 15 JUNE 2004
By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary